UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NEW YORK MORTGAGE TRUST, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	47-0934168
(State of Incorporation)	(IRS Employer Identification No.)

1301 Avenue of the Americas
New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered:

Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable):

Securities registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law, and our charter and our bylaws, copies of which are filed as exhibits to this registration statement.

General

Our charter provides that we may issue up to 400,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. As of May 28, 2008, 9,320,094 shares of common stock and 1,000,000 shares of preferred stock were issued and outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of shares of capital stock of any class or series that we have the authority to issue, without your approval.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the sum of our outstanding shares of common stock and outstanding shares of Series A Cumulative Convertible Redeemable preferred stock (“Series A Preferred Stock”), on an “as-converted” basis, voting together as a single class, can elect all of the directors then standing for election. Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, or engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval by a majority of all the votes entitled to be cast on the matter for the matters described in the preceding sentence.

Dividends, Liquidation and Other Rights

All of our outstanding shares of common stock are duly authorized, fully paid and nonassessable. Holders of our shares of common stock are entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer and ownership of our stock.

Holders of our shares of common stock have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of capital stock contained in our charter and to the ability of the board of directors to create shares of common stock with differing voting rights, all shares of common stock have equal dividend, liquidation and other rights.

Our charter also authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into any other classes or series of classes of our stock, as discussed below, to establish the number of shares in each class or series and to set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for you or otherwise be in your best interest.

Preferred Stock

Our charter authorizes our board of directors to reclassify any unissued shares of common stock into preferred stock, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our board of directors. Prior to issuance of shares of each class or series of preferred stock, our board of directors is required by Maryland law and our charter to fix, subject to our charter restrictions on transfer and ownership, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for you or otherwise be in your best interest.

In connection with our issuance and sale of 1.0 million shares of our Series A Preferred Stock on January 18, 2008, we filed Articles Supplementary to our charter designating the terms of the Series A Preferred Stock with the Maryland State Department of Assessment and Taxation. On May 27, 2008, we completed a one-for-two reverse stock split on shares of our common stock. The following summary describes the terms of the Series A Preferred Stock after giving effect to the completion of the one-for-two reverse stock split on shares of our common stock. The following summary of the terms of our Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Articles Supplementary to our charter, which is filed as an exhibit to this registration statement.

Series A Preferred Stock

Rank

The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, ranks: (a) prior or senior to any class or series of common stock of our company and any other class or series of equity securities of our company, if the holders of Series A Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series, or junior stock; (b) on a parity with any class or series of equity securities of our company if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the Series A Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other, or parity stock; (c) junior to any class or series of equity securities of our company if, pursuant to the specific terms of such class or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series A Preferred Stock, or senior stock; and (d) junior to all existing and future indebtedness of our company. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

Dividends

Holders of shares of Series A Preferred Stock are entitled to receive, when and as authorized by the board of directors and declared by our company, out of funds legally available for the payment of distributions, cumulative preferential quarterly cash dividends at the rate of the greater of (i) two and one half percent (2.5%) per quarter of the $20.00 per share liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of $2.00 per share) or (ii) the quotient of the quarterly dividend declared by our company on shares of our common stock divided by the conversion price (defined below). In the event we fail to file a resale registration statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, or SEC, on or before June 30, 2008, or the Registration Deadline, pursuant to the Registration Rights Agreement, holders of Series A Preferred Stock will be entitled to receive, when and as authorized by the board of directors and declared by us, out of funds legally available for the payment of distributions, an additional cumulative preferential cash dividend at the rate of one-half percent (0.5%) per quarter of the $20.00 liquidation preference per share (equivalent to $0.10 per quarter per share) for each calendar quarter after the Registration Deadline until such resale registration statement has been filed by us, or the Registration Penalty Dividend; provided, however, that such Registration Penalty Dividend will not be due and payable if a majority of the independent directors determine in good faith that the failure to file the resale registration statement by the Registration Deadline is due to circumstances beyond our ultimate control or the result of any action or inaction of any of the holders of the Series A Preferred Stock. Dividends will accumulate on a daily basis and be cumulative from (but excluding) the original date of issuance and be payable quarterly in arrears on or before the last day of each January, April, July and October of each year (each such day being hereinafter called a Dividend Payment Date) to holders of record of the Series A Preferred Stock at the close of business on the last business day of March, June, September and December immediately preceding such Dividend Payment Date. The first dividend was payable based on a full quarter and was paid on March 31, 2008 to stockholders of record as of March 31, 2008. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of twelve 30-day months and a 360-day year. Holders of Series A Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series A Preferred Stock and no interest shall be paid in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

When dividends are not paid in full upon the Series A Preferred Stock or any other class or series of parity stock, all dividends declared upon the Series A Preferred Stock and any other class or series of parity stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series A Preferred Stock and the parity stock. Except as set forth in the preceding sentence, unless dividends on the Series A Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods, no dividends will be declared or paid or set aside for payment by us with respect to any class or series of parity stock. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared and set apart for payment for all past dividend periods, no dividends (or other cash or property) will be declared or paid or set apart for payment by us with respect to any shares of junior stock, nor shall any shares of junior stock be redeemed, purchased or otherwise acquired (except for purposes of an employee benefit plan) for any consideration. Notwithstanding the above, we are not prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of parity stock or (ii) redeeming, purchasing or otherwise acquiring any parity stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or Internal Revenue Code.

No dividends on shares of Series A Preferred Stock may be declared by our board of directors or paid or set apart for payment by us at such time as the terms and provisions of any agreement of our company prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, before any payment or distribution by us shall be made to or set apart for the holders of any shares of junior stock, the holders of shares of Series A Preferred Stock will be entitled to receive a liquidation preference of $20.00 per share, or the Liquidation Preference, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of junior stock upon the liquidation, dissolution or winding up of our company.

If upon any liquidation, dissolution or winding up of our company, our assets, or proceeds thereof, distributable among the holders of Series A Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of parity stock, then such assets, or the proceeds thereof, will be distributed among the holders of Series A Preferred Stock and any such other holder of parity stock ratably in the same proportion as the respective amounts that would be payable on the Series A Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of our company shall not include a consolidation or merger of our company with one or more corporations, a sale, lease, conveyance or transfer of all or substantially all of our assets or business, or a statutory share exchange.

Upon any liquidation, dissolution or winding up of our company, after payment has been made in full to the holders of Series A Preferred Stock and any holders of parity stock, any other series or class or classes of junior stock will be entitled to receive any and all assets remaining to be paid or distributed.

Redemption

Except as set forth below under “Special Optional Redemption by Company” or certain other exceptions, the Series A Preferred Stock is not redeemable prior to December 31, 2010. To the extent any shares of the Series A Preferred Stock are not converted into shares of our common stock as set forth below, we will redeem the Series A Preferred Stock, in whole but not in part, on or about December 31, 2010 at a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends to the date fixed for redemption, or the redemption date. If full cumulative dividends on all outstanding shares of Series A Preferred Stock have not been paid or declared and set apart for payment, no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed.

Special Optional Redemption by Company

At any time following a Change of Control Optional Conversion Termination Date (as defined in the Articles Supplementary), we will have the option upon written notice to the holders of record of the then outstanding shares of Series A Preferred Stock (in accordance with the notice requirements provided in the Articles Supplementary) to redeem the then outstanding shares of Series A Preferred Stock, in whole but not in part, within 90 days after the Change of Control Optional Conversion Termination Date, for a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends to the redemption date. Upon any redemption of the Series A Preferred Stock pursuant to this special optional redemption by our company, we will pay any accrued and unpaid dividends to the redemption date, whether or not authorized, unless the redemption date falls after a dividend payment record date and prior to the corresponding Dividend Payment Date, in which case each holder of the Series A Preferred Stock at the close of business on such dividend payment record date will be entitled to the distribution payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before the Dividend Payment Date. A “change of control” has the meaning ascribed to it in the Articles Supplementary.

Conversion

Optional Conversion

Subject to the requirements sets forth in the Articles Supplementary for such conversion, a holder of any shares of the Series A Preferred Stock has the right, at its option, to convert all or any portion of its outstanding Series A Preferred Stock, or the Optional Conversion Right, into the number of fully paid and non-assessable shares of our common stock at a conversion rate of one share of common stock per $8.00 liquidation preference, or the Conversion Rate, which is equivalent to a conversion price of approximately $8.00 per share of our common stock, or the Conversion Price (subject to adjustment as described below). Such holder shall surrender to us such shares of Series A Preferred Stock to be converted in accordance with the provisions set forth in the Articles Supplementary.

If a holder of shares of Series A Preferred Stock exercises its Optional Conversion Right, upon delivery of the Series A Preferred Stock for conversion, those shares of Series A Preferred Stock shall cease to cumulate dividends as of the end of the day immediately preceding the conversion date (as defined in the Articles Supplementary) and the holder shall not receive any cash payment representing accrued and unpaid dividends of the Series A Preferred Stock, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accrued and unpaid dividends, whether or not in arrears, on the Series A Preferred Stock converted at a holder’s election pursuant to a conversion right, or for dividends on shares of our common stock issued upon such conversion.

•
if we receive a conversion notice after the Dividend Record Date but prior to the corresponding Dividend Payment Date, the holder on the Dividend Record Date shall receive on that Dividend Payment Date accrued dividends on those shares of Series A Preferred Stock, notwithstanding the conversion of those shares of Series A Preferred Stock prior to that Dividend Payment Date; provided, however, that at the time that such holder surrenders the Series A Preferred Stock for conversion, the holder shall pay to us an amount equal to the dividend that has accrued and that shall be paid on the related Dividend Payment Date; and

•
a holder of shares of Series A Preferred Stock on a Dividend Record Date who exercises its Optional Conversion Right and converts such Series A Preferred Stock into our common stock on or after the corresponding Dividend Payment Date shall be entitled to receive the dividend payable on such Series A Preferred Stock on such Dividend Payment Date, and the converting holder need not include payment of the amount of such dividend upon surrender for conversion of the Series A Preferred Stock.

However, if we receive a conversion notice before the close of business on a Dividend Record Date, the holder shall not be entitled to receive any portion of the dividend payable on such converted Series A Preferred Stock on the corresponding Dividend Payment Date.

Mandatory Conversion

Each outstanding share of Series A Preferred Stock will be converted into the number of fully paid and non-assessable shares of our common stock at the Conversion Rate (subject to adjustment as described below) upon satisfaction of the following conditions, or the Mandatory Conversion:

•
we have obtained the requisite approval(s), if any, of our common stockholders in connection with the issuance of the Series A Preferred Stock or any of our common stock issuable upon conversion of such shares of Series A Preferred Stock;

•	the resale registration statement registering for resale the Series A Preferred Stock or the common stock into which it is convertible has been declared effective by the SEC; and

•
the number of shares of our common stock issuable upon conversion of the outstanding shares of Series A Preferred Stock equal a number that is less than ten percent (10%) of our then outstanding common stock.

provided, however, that no such Mandatory Conversion will occur if such conversion would result in our company being consolidated for accounting purposes as a subsidiary of JMP Group, Inc. Upon exercise of the Mandatory Conversion right and the surrender of shares of the Series A Preferred Stock by a holder thereof, we will issue and deliver or cause to be issued and delivered to such holder, or to such other person on such holder’s written order, certificates representing the number of validly issued, fully paid and non-assessable shares of our common stock to which a holder of shares of Series A Preferred Stock being converted, or a holder’s transferee, shall be entitled.

To exercise this Mandatory Conversion right, we must issue a press release prior to the opening of business on any trading day not more than five trading days following any date on which we became aware that the conditions set forth above for the Mandatory Conversion have been satisfied, announcing the satisfaction of the Mandatory Conversion conditions. The conversion date, or the Mandatory Conversion Date, will be on the date that is five trading days after the date on which we issue such press release. Each conversion shall be deemed to have been made at the close of business on the Mandatory Conversion Date so that the rights of the holder thereof as to the Series A Preferred Stock being converted shall cease except for the right to receive the number of fully paid and non-assessable shares of our common stock at the Conversion Rate (subject to adjustment as described below), and the person entitled to receive shares of our common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

If we exercise the Mandatory Conversion right and the Mandatory Conversion Date is a date that is on, or after the close of business on, any Dividend Record Date and prior to the close of business on the corresponding Dividend Payment Date, all dividends, including accrued and unpaid dividends, whether or not in arrears, with respect to the Series A Preferred Stock called for conversion on such date, will be payable on such Dividend Payment Date to the record holder of such shares on such record date. However, if we exercise the Mandatory Conversion right and the Mandatory Conversion Date is a date that is prior to the close of business on any Dividend Record Date, the holder shall not be entitled to receive any portion of the dividend payable for such period on such converted shares on the corresponding Dividend Payment Date; provided, however, that all unpaid dividends that are in arrears as of the Mandatory Conversion Date will be payable to the holder of the Series A Preferred Stock.

Conversion Rate Adjustments

If we shall, at any time or from time to time after the original issue date of the Series A Preferred Stock while any shares of Series A Preferred Stock are outstanding, effect one or more stock dividends, stock split-ups (including reverse splits), subdivisions or consolidations of shares of our common stock, the Conversion Rate shall be appropriately adjusted to reflect such stock dividends, stock split-ups, subdivisions or consolidations of shares of common stock. For example, on May 27, 2008, we completed a one-for-two reverse stock on shares of our common stock. Upon completion of this reverse stock split, the Conversion Rate was automatically adjusted to one share of common stock per $8.00 liquidation preference from one share of common stock per $4.00 liquidation preference. In addition, if during the period in which shares of the Series A Preferred Stock remain outstanding we issue or sell any shares of common stock (excluding any equity awards granted under our 2005 Stock Plan) for a price per share that is less than the Conversion Price at the time of such issuance or sale, the Conversion Rate immediately will be adjusted by multiplying the Conversion Rate by the quotient of (x) the Conversion Price at the time of such issuance or sale divided by (y) the product of the Conversion Price at the time of such issuance or sale multiplied by (a) an amount equal to the sum of (i) the number of shares of common stock outstanding and deemed to be outstanding immediately prior to such sale plus the number of shares of common stock to be issued upon such issuance or sale multiplied by the Conversion Price at the time of such issuance or sale and (ii) the total consideration received and deemed to be received by us upon such issuance and sale and (b) dividing the result by an amount equal to (i) the sum of (A) the amount determined in (a) and (B) the product of the number of shares issued or sold multiplied by the Conversion Price at the time of such issuance or sale, minus (ii) the consideration received.

Voting Rights

Holders of the Series A Preferred Stock have the same voting rights as holders of our common stock and will vote together with holders of common stock as a single class, except as set forth below.

If and whenever distributions on any shares of Series A Preferred Stock or any series or class of parity stock are in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the board of directors will be increased by two and the holders of such shares of Series A Preferred Stock (voting together as a single class with all other shares of parity stock of any other class or series which is entitled to similar voting rights (excluding common stock, or the Voting Preferred Stock), will be entitled to vote for the election of the two additional directors of our company at any annual meeting of stockholders or at a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Stock called for that purpose. We must call such special meeting upon the request of any holder of record of shares of Series A Preferred Stock. Whenever dividends in arrears on outstanding shares of the Series A Preferred Stock and the Voting Preferred Stock have been paid and dividends thereon for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of the Series A Preferred Stock to elect such additional two directors will cease and the terms of office of such directors will terminate, with the number of directors constituting the board of directors being reduced accordingly.

The affirmative vote or consent of at least 66 2/3 percent of the votes entitled to be cast by the holders of the outstanding Series A Preferred Stock and the holders of all other classes or series of preferred stock of our company entitled to vote on such matters, voting as a single class, will be required to (i) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of senior stock or any security convertible into shares of any class of senior stock or (ii) amend, alter or repeal any provision of, or add any provision to, the charter, including the Articles Supplementary for the Series A Preferred Stock, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series A Preferred Stock. The amendment of the charter to authorize, create, or increase the authorized amount of junior stock or any class of parity stock, is not deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock.

With respect to the exercise of the above described voting rights, each share of Series A Preferred Stock is entitled to a number of votes equal to the Conversion Rate then in effect. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no intention at the present time of doing so, it could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in your best interest.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. In addition, if certain “disqualified organizations” hold our stock, although the law on the matter is unclear, a tax might be imposed on us if a portion of our assets is treated as a taxable mortgage pool. In addition, a tax will be imposed on us if certain disqualified organizations hold our stock and we hold a residual interest in a real estate mortgage investment conduit, or REMIC.

To help us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own and prohibits certain entities from owning our stock. Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either (i) more than 9.9% in value of our outstanding shares of capital stock or (ii) more than 9.9% in value or in number of shares, whichever is more restrictive, of our outstanding common stock.

Our board of directors is permitted under our charter to waive these ownership limits on a case by case basis so long as the waiver will not cause us to fail to comply with applicable REIT ownership requirements under the Code. Our charter prohibits the following “disqualified organizations” from owning our stock: the United States; any state or political subdivision of the United States; any foreign government; any international organization; any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Internal Revenue Code, that is exempt from both income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Our charter also prohibits any person from (a) beneficially or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code, and (b) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and any of the restrictions described in the first sentence of the paragraph directly above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representations, covenants and undertakings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in our losing our status as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Any transfer that results in our shares of stock being owned by fewer than 100 persons will be void. However, if any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the trustee; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•
the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner that are owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•
to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner that are owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every holder of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) in value of all classes or series of our capital stock, including shares of common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such holder, the number of shares of each class and series of shares of our stock that the holder beneficially owns and a description of the manner in which the shares are held. Each holder shall provide to us such additional information as we may request in order to determine the effect, if any, of the holder’s beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

Other Information

The information set forth under the caption “Certain Provisions of Maryland Law and Our Charter and Bylaws” in our registration statement on Form S-3, dated as of April 4, 2008, is incorporated herein by reference.

Item 2. Exhibits.

Exhibit	Description

3.1(a)
Articles of Amendment and Restatement of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004).

3.1(b)	Articles of Amendment of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 4, 2007).

Exhibit	Description

3.1(c)	Articles of Amendment of the Registrant (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on October 4, 2007).

3.1(d)	Articles of Amendment of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1(d) to the Company’s Current Report on Form 8-K filed on May 16, 2008).

3.1(e)	Articles of Amendment of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1(e) to the Company’s Current Report on Form 8-K filed on May 16, 2008).

3.2(a)
Bylaws of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004).

3.2(b)	Amendment No. 1 to Bylaws of New York Mortgage Trust, Inc.

4.1
Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004).

4.2(a)
Junior Subordinated Indenture between The New York Mortgage Company, LLC and JPMorgan Chase Bank, National Association, as trustee, dated September 1, 2005. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005).

4.2(b)
Amended and Restated Trust Agreement among The New York Mortgage Company, LLC, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and the Administrative Trustees named therein, dated September 1, 2005. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005).

4.3(a)
Articles Supplementary Establishing and Fixing the Rights and Preferences of Series A Cumulative Redeemable Convertible Preferred Stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 25, 2008).

4.3(b)	Form of Series A Cumulative Redeemable Convertible Preferred Stock Certificate (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on January 25, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEW YORK MORTGAGE TRUST, INC.
Date: June 3, 2008

By:  /s/ David A. Akre

Name: David A. Akre
Title: Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

3.1(a)
Articles of Amendment and Restatement of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004).

3.1(b)	Articles of Amendment of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 4, 2007).

3.1(c)	Articles of Amendment of the Registrant (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on October 4, 2007).

3.1(d)	Articles of Amendment of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1(d) to the Company’s Current Report on Form 8-K filed on May 16, 2008).

3.1(e)	Articles of Amendment of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.1(e) to the Company’s Current Report on Form 8-K filed on May 16, 2008).

3.2(a)
Bylaws of New York Mortgage Trust, Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004).

3.2(b)	Amendment No. 1 to Bylaws of New York Mortgage Trust, Inc.

4.1
Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-11 as filed with the Securities and Exchange Commission (Registration No. 333-111668), effective June 23, 2004).

4.2(a)
Junior Subordinated Indenture between The New York Mortgage Company, LLC and JPMorgan Chase Bank, National Association, as trustee, dated September 1, 2005. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005).

4.2(b)
Amended and Restated Trust Agreement among The New York Mortgage Company, LLC, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and the Administrative Trustees named therein, dated September 1, 2005. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 6, 2005).

4.3(a)
Articles Supplementary Establishing and Fixing the Rights and Preferences of Series A Cumulative Redeemable Convertible Preferred Stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 25, 2008).

4.3(b)	Form of Series A Cumulative Redeemable Convertible Preferred Stock Certificate (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on January 25, 2008).